SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 28 February 2013

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐             Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed: News Release – TRQ provides update on discussions with Mongolian Gov’t

February 28, 2013

Press release

Turquoise Hill Resources provides update on discussions with the Mongolian Government

VANCOUVER, CANADA – Turquoise Hill Resources today provided an update on the status of discussions with the Government of Mongolia about the development of Oyu Tolgoi following the recent meeting of Oyu Tolgoi LLC’s shareholders and a meeting of the Board of Directors.

Turquoise Hill and Rio Tinto continue to have productive discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, operating budget, project financing, management fees and governance. While progress on these issues was made during the latest meetings, all parties have agreed to continue discussions during March 2013 with a goal of resolving the issues in the near term.

The Oyu Tolgoi LLC Board has approved continued funding to progress the project as discussions with the Government proceed. Oyu Tolgoi is expected to reach commercial production by the end of June 2013 subject to the resolution of the issues being discussed with the Government.

Kay Priestly, Turquoise Hill Chief Executive Officer, said, “Given Oyu Tolgoi’s significant economic and social benefits to Mongolia, it is in the best interest of all stakeholders to swiftly resolve these important issues and keep the project on schedule. We are open and willing to consider opportunities related to the implementation of the Investment Agreement and companion Shareholders’ Agreement that will assist the Government as long as it preserves the respective agreements.”

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 57% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to the anticipated achievement of commercial production commencement milestones, other matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking information and statements relate to future events or future performance and reflect current expectations or believes regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “budget”, “objective”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These forward-looking statements relate to, among other things, the outcome of the discussions being held with the Government of Mongolia on the development and financing of the Oyu Tolgoi project and all related issues.

All such forward-looking information and statements are based on certain assumptions and analyses made by issuer’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Such factors include, among other things, the political risks associated with Turquoise Hill’s principal operations in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in the jurisdictions in which Turquoise Hill operates; and changes in the attitudes of the Mongolian government.

Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, including the assumption in many forward-looking information or statements that other such information or statements will be correct. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 28 February 2013	By:	/s/ Dustin Isaacs
DUSTIN S. ISAACS
General Counsel & Corporate Secretary